SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications about news: Investments in Turkey

(Rio de Janeiro, May 22, 2009). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, clarifies some news published yesterday by the Brazilian press regarding the partnership with the Turkish national oil company to prospect oil and gas in Turkey.

Petrobras informs that, by means of its Petrobras Oil & Gas B.V. subsidiary, it signed today an agreement with Turkish national oil company, Turkish Petroleum Corporation (TPAO), ratifying the contract, which had originally been signed on April 30 2009, for the assignment of the Leiv Eiriksson drilling rig charter to operate in the Black Sea. Petrobras chartered the rig from Ocean Rig on April 08 2009, for a 3-year term, to drill in the Black Sea.

Via the contract, Petrobras authorizes TPAO to use the Leiv Eiriksson drilling rig to drill one of its wells in the Black Sea, with the possibility to extend the services to additional wells after drilling the Sinop well, which Petrobras is the operator for. The rig is expected to arrive in Turkey in late 2009, and drilling operations are slated to begin in the Sinop well in the first quarter of 2010.

Petrobras has been in Turkey since 2006, when it acquired 50% working interest in two blocks which are in the exploratory phase: blocks 3920, Kirklareli, and 3922, Sinop. The blocks are located in the Black Sea and are being explored in partnership with TPAO, which holds the remaining 50% interest of the blocks.

In the current exploratory phase, the contractual commitment foresees the drilling of an exploratory well in each block. Drilling operations are scheduled to begin in late 2009 for the well in block 3920, which is located in shallow waters, while in early 2010 for the well in block 3922, in deep waters.

The Company hereby states that no new exploration agreements were signed, and that it does not confirm the investment amounts that were published. The investments made in Turkey are foreseen in the Company’s Strategic Planning, which calls for investments in the order of $15.9 billion in the international area in the upcoming 5 years. For Turkey, specifically, the Company expects to invest $ 270 million up to 2010.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.